VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549-3561

October 21, 2022

Re:	Luokung Technology Corp.

Form 20-F for the Fiscal Year Ended December 31, 2021

File No. 001-34738

Ladies and Gentlemen:

This letter is being furnished in response to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) that was contained in the Staff’s letter dated September 19, 2022 (the “Comment Letter”), to Luokung Technology Corp. (the “Company”) with respect to the Company’s Annual Report of Foreign Private Issuer on Form 20-F (the “Form 20-F”) filed with the Commission on May 17, 2022 (File No. 001-34738).

Set forth below are the Company’s responses to the Staff communicated in its Comment Letter addressed to the Company, dated September 19, 2022. In connection with such responses, we are submitting the Company’s proposed Amendment No. 1 to the Form 20-F. As discussed with a member of the Staff (Mr. Mitchell Austin) over the phone on September 28, 2022, we are submitting our response directly to the Staff rather than filing it electronically via EDGAR, and will file it via EDGAR once the Staff has confirmed that it has not further comments to the Form 20-F. We have also included a marked EDGAR copy of the proposed Amendment No. 1 to the Form 20-F against the Form 20-F originally filed as Annex A hereto, for the Staff’s ease of review.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Form 20-F. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in the Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2021

Cover Page

1.	Please revise your definition of "China" or the "PRC" to remove the exclusion of Hong Kong and Macau from this definition.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the Form 20-F.

Item 3. Key Information, page 1

2.	Please disclose prominently at the onset of Part I or in Item 3. Key Information that you are not a Chinese operating company but a British Virgin Islands holding company with operations conducted by your subsidiaries and through contractual arrangements with a variable interest entity (VIE) based in China and that this structure involves unique risks to investors. If true, disclose that these contracts have not been tested in court. Explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never hold equity interests in the Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you have listed, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company as a result of this structure.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 1 of the Form 20-F.

3.	Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities you have listed or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please disclose here whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 2-3 of the Form 20-F.

4.	We note the diagram of corporate structure on page 43. Disclose clearly in the beginning of the document that the company uses a structure that involves a VIE based in China and what that entails, and provide early in the document a diagram of the company’s corporate structure, identifying the person or entity that owns the equity in each depicted entity. Describe all contracts and arrangements through which you claim to have economic rights and exercise control that results in consolidation of the VIE’s operations and financial results into your financial statements. Identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which the company’s operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than equity ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the British Virgin Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 1 and 48 of the Form 20-F and has included the diagram of the Company’s corporate structure earlier in the Form 20-F, on page 25. The Company also directs the Staff to the disclosure on pages 52-53 of the Form 20-F.

5.	We note your disclosure that the British Virgin Islands holding company controls and receives the economic benefits of the VIE’s business operations through contractual agreements between the VIE and your Wholly Foreign-Owned Enterprise (WFOE) and that those agreements are designed to provide your WFOE with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the VIE. We also note your disclosure that the British Virgin Islands holding company is the primary beneficiary of the VIE. However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. Accordingly, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIE for accounting purposes. Please also disclose, if true, that the VIE agreements have not been tested in a court of law.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 10-11 and F-20 of the Form 20-F.

6.	Include a summary of risk factors at the onset of Part I, and in such summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you have listed. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 1-3 of the Form 20-F.

7.	Disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and to offer securities to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve the VIE’s operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 2-3 of the Form 20-F.

8.	Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 3 of the Form 20-F.

9.	Revise to include a factual discussion of the recent agreement between the PCAOB and the China Securities Regulatory Commission and China’s Ministry of Finance regarding cooperation in the oversight of PCAOB-registered public accounting firms in China and Hong Kong.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 3 and 19 of the Form 20-F.

Item 3. Key Information

D. Risk Factors

Risks Related to Doing Business in China, page 8

10.	Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you have listed. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 1 and 18 of the Form 20-F.

C. Organizational Structure

Consolidating Statements of Income Information, Consolidating Balance Sheets Information and

Consolidating Cash Flows information, page 44

11.	Please revise the Consolidating Information to include separate line items for intercompany receivables and investment in subsidiaries. In this regard, amounts representing an interest in the VIE should be reported as a receivable. Also, disaggregate the WFOEs that are the primary beneficiary of the VIEs from the Parent and other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 49-51 of the Form 20-F.

Cash Flows through Our Organization, page 48

12.	Please revise to provide a more detailed, clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. State whether any transfers, dividends or distributions have been made to date between the holding company, its subsidiaries, and consolidated VIEs, or to investors, and quantify any cash flows or transfers of other assets by type that have occurred, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends and distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 53 of the Form 20-F.

Item 5. Operating and Financial Review and Prospects Overview, page 49

13.	Refer to the disclosure of the Saleya acquisition in 2021 for an aggregate purchase price in excess of $120 million. Please expand the discussion of operations for 2021 compared to 2020 to address the changes from period to period due to the acquisition of Saleya, including quantification of the extent of period to period changes related to the operations acquired in the Saleya transaction.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 24, 55 and F-15 of the Form 20-F.

Results of operations for the fiscal year ended December 31, 2021 compared to the fiscal year ended December 31, 2020, page 50

14.	We note in your discussion of fiscal 2019 and 2020 on page 54 that you include in your disclosure revenues by type, i.e. advertising, license and technology services. Please expand the discussion of 2020 and 2021 to include the amount of revenues by type and expand both discussion of all periods presented to discuss changes from period to period in revenues by type.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 55-56, 58 and F-25 of the Form 20-F.

Income tax, page 53

15.	We note in disclosure on page F-30 that your valuation allowance in 2021 was no longer a full valuation allowance, resulting in a net deferred tax benefit. Please expand the discussion to describe the factors you considered in recognizing an income tax benefit in 2021 despite continuing losses and your evaluation of the recoverability of the net deferred tax asset of $7,383 million as of December 31, 2021. Please expand the disclosure in Note 4 on page F-30 accordingly.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-30 of the Form 20-F.

B. Liquidity and Capital Resources, page 61

16.	We note on page F-32 that your advances to business partners increased from $7.3 million to $25.5 million from 2020 to 2021. Please expand your discussion of liquidity to address this increase in relation to your liquidity.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 66 of the Form 20-F.

17.	It appears from the disclosure on page F-31 that you recorded within general and administrative expenses a decrease in the allowance for credit losses on your accounts receivable from $7.9 million in 2020 to only $235,464 in 2021. Please discuss in MD&A the decrease in greater detail, including events or changes in assumptions from period to period.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 57 of the Form 20-F.

Financial Statements

Note 1 - Description of Business and Organization, page F-15

18.	We note on page F-17 that several consolidated subsidiaries in which you hold less than 50% ownership are consolidated because you control these entities through the cooperation of a 10% shareholder who votes consistent with the Company's wishes. Please expand the disclosure in Note (2) to the subsidiary listing on page F-17 to state whether there are formal cooperation agreements in place that compel the shareholder to vote with the Company and absent such formal cooperation agreements, the basis for your conclusion that such cooperation is sufficient to permit consolidation.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-17 of the Form 20-F.

Principals of consolidation, page F-18

19.	Refer to your description of exclusive business cooperation agreements on page F-20. We note that the service fee EMG pays to the WFOE is 20% of EMG's annual income and that Botbrain pays a service fee that is reasonably determined by such WFOE based on certain factors. Please expand the disclosure to include greater detail of the service fees that support your conclusion that the WFOE is the primary beneficiary. Please expand the disclosure on page 48 accordingly.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 53 and F-20 of the Form 20-F.

Revenue recognition, page F-23

20.	Please expand the accounting policy to separately describe the basis for recognizing software license revenue from perpetual license fees, term license fees, and royalties, at the point in time when the right to use the software is provided to customers. Specifically address any updating requirements for perpetual licenses and the methodology used for computing royalties, if royalties are also recognized at a point in time, and the reason royalty revenue is not recognized over time. Please expand your discussion of revenue recognition on pages 50 and 51 accordingly.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-23 of the Form 20-F.

Note 3 - Business Combinations, page F-28

21.	We note that you completed the acquisition of Saleya on March 17, 2021 for purchase consideration of $122,628,111, which is significant to total assets as of December 31, 2020 of $129,182,874. Please provide all financial statements for Saleya required pursuant to Rule 3-05 of Regulation S-X.

Response: In response to the Staff’s comment, the Company directs the Staff to its Report of Foreign Private Issuer on Form 6-K, as amended, filed on July 2, 2021, which contains the requested financial statements and can be found at https://www.sec.gov/Archives/edgar/data/1487839/000121390021035608/ea143689-6ka1_luokungtech.htm.

Note 10 - Accrued liabilities and other payables, page F-35

22.	We note that on 11/13/2019, you entered into a Share Subscription Agreement with Geely Technology Group in which you issued 21,794,872 Series A preferred shares at a purchase price of $1.95 per share for an aggregate purchase price of $42,500,000. We also note that the agreement recognized $32,910,257 as a loan. Please expand the disclosure to include a detailed description of the accounting for the preferred share issuances and loan and how the value of the preferred stock issued was impacted by the loan. Please revise the disclosure on pages 22 and 81 accordingly.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-35 of the Form 20-F.

Note 13 - Share Capital, page F-37

23.	We note on page F-39 that as of December 31, 2020 and 2021 you had 21,794,872 Series A Preferred Shares issued and outstanding. We also note on page F-40 that the Series A Preferred Shares include the right of the holders, at the holder's sole discretion, to require the redemption or repurchase in cash by the registrant of all or any portion of the Series A Preferred Shares upon certain events, such as six months after the closing date as defined in the share subscription agreement entered into between the registrant and Geely Technology dated 13 November 2019 or within six months from the closing date provided that the company has sufficient funds after completing the Proposed Acquisition or other certain events described. Based on the terms, it appears that the Series A Preferred Shares should be classified as mezzanine equity, at a minimum, after May 13, 2020 (i.e. in the balance sheets as of December 31, 2021 and 2020). Please revise or tell us the basis for your belief that permanent equity classification is appropriate.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages F-11 of the Form 20-F.

General

24.	We note that one or more of your officers or directors are located in China. Please revise to include both risk factor disclosure as well as a separate Enforceability section to address the difficulty of bringing actions against these individuals and enforcing judgments against them.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 14 and 46 of the Form 20-F.

25.	Clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a VIE. For example, disclose, if true, that your subsidiaries and/or the VIE conduct operations in China, that the VIE is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and page 1 of the Form 20-F.

Should any questions arise in connection with the filing or this response letter, please contact Elizabeth F. Chen, Esq. from Pryor Cashman LLP, counsel to the Company at 212-326-0199.

Sincerely yours,

Luokung Technology Corp.

/s/ Xuesong Song
Xuesong Song
Chief Executive Officer

cc:	Elizabeth F. Chen, Esq.
Pryor Cashman LLP

Annex A